[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 6, 2013

VIA FEDEX AND EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 12, 2013

Response dated November 29, 2013

File No. 333-191628

Dear Mr. Spirgel:

On behalf of our client, Verizon Communications Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 5, 2013, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-191628) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with ten copies of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement filed on November 12, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

General

1.	We note your response to comment 7 from our letter dated November 22, 2013. Please confirm your intent to file a copy of the tax opinion provided supplementally to the staff as an exhibit to your registration statement pursuant to Item 601(b)(8) of Regulation S-K.

Response: A tax opinion is included as Exhibit 8.1 to Amendment No. 2.

*            *             *

Larry Spirgel

U.S. Securities and Exchange Commission

December 6, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at (212) 403-1000 or by email at daneff@wlrk.com or sarosenblum@wlrk.com.

Sincerely,

/s/ Daniel A. Neff Daniel A. Neff	/s/ Steven A. Rosenblum Steven A. Rosenblum

Enclosure

Cc:	William L. Horton, Jr., Verizon Communications Inc.